UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 697,020 shares of common stock
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 697,020 shares of common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,020 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (based on 11,241,619 shares outstanding)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070T102	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

(a)	Name of Issuer:	Capstar Financial Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s
	Principal Executive Office:	1201 Demonbreun St., Suite 700, Nashville, TN 37203

(c)	Title of Security:	Common stock, par value $1.00 per share (“Common Stock”)

Item 2.	Identity and Background.

(a)	Name of Person Filing:	Gaylon M. Lawrence, Jr. (the “Reporting Person”)

(b)	Business Address of Person Filing:	1201 Demonbreun St., Suite 1460, Nashville, TN 37203

(c)	Principal Occupation or Employment:	Businessman, Owner of Lawrence Group, a holding company

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: U.S.

Item 3.	Source and Amount of Funds or Other Consideration.

The 697,020 shares of Common Stock reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $12.5 million. Such shares were acquired with the Reporting Person’s private funds.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s securities at prices that would make the purchase or sale of the Issuer’s securities desirable, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

The Reporting Person and his representatives may, from time to time, engage in discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

CUSIP No. 14070T102	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	As of the filing date of this Schedule 13D, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 697,020 shares of Common Stock which represents approximately 6.2% of the 11,241,619 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on July 31, 2017.

(b)	The Reporting Person has sole voting and dispositive power over 697,020 shares of Common Stock.

(c)	All transactions in shares of Common Stock for the past 60 days are set forth on Exhibit A attached hereto and are incorporated herein by this reference. All of the transactions listed on Exhibit A were effected in the open market through brokerage firms.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A:	Transactions in Shares of Common Stock During the Last 60 Days

CUSIP No. 14070T102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gaylon M. Lawrence, Jr. Gaylon M. Lawrence, Jr.

August 11, 2017 Date